PrimeWest Energy Trust

Audited Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Consolidated Financial Statements of PrimeWest Energy Trust and Management’s Discussion and Analysis (MD&A) were prepared by, and are the responsibility of, the management of PrimeWest Energy Inc.  The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial and operating information presented in this Annual Report is consistent with that shown in the Consolidated Financial Statements.

Management has designed and maintains a system of internal controls to safeguard assets and ensure that transactions are properly authorized and recorded and form part of these Consolidated Financial Statements. Where estimates are used in the preparation of these Consolidated Financial Statements, management has ensured that careful judgment has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

The Board of Directors of PrimeWest is responsible for ensuring that management fulfills its responsibilities for financial reporting, and it has reviewed and approved these Consolidated Financial Statements and MD&A. The Board carries out this responsibility through the Audit and Finance Committee, which consists only of independent directors of the Board.

Unitholders have appointed the external audit firm of PricewaterhouseCoopers LLP to express its opinion on the Consolidated Financial Statements. The auditors have full and unrestricted access to the Audit and Finance Committee to discuss their findings.

/s/  Don Garner

/s/ Dennis  Feuchuk

Don Garner

Dennis Feuchuk

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

March 9, 2007

PrimeWest Energy Trust

Audited Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Unitholders of PrimeWest Energy Trust:

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of PrimeWest Energy Trust as of December 31, 2006, and audits of its December 31, 2005, and 2004 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2006, and 2005, and the related consolidated statements of income and deficit and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust’s financial statements as at December 31, 2006, and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audits of the Trust’s financial statements as at December 31, 2005, and 2004 and for each of the two years in the period ended December 31, 2005, in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2006, and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited management's assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A trust’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of management and directors of the trust; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Control over Financial Reporting, management has excluded its U.S. operations from its assessment of internal control over financial reporting as at December 31, 2006, because the U.S. assets were acquired by the Trust in a purchase business combination during 2006.  We have also excluded the U.S. operations from our audit of internal control over financial reporting.  The U.S. assets represent 14% of consolidated assets and 4% of consolidated revenues as of and for the year ended December 31, 2006.

In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as at December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO.  Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants

Calgary, Alberta, Canada

March 9, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the change described in notes 3 and 22 to the consolidated financial statements. Our report to the Unitholders dated March 9, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Independent Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Alberta, Canada

March 9, 2007

PrimeWest Energy Trust

Audited Financial Statements

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Act of 1934.  The Trust’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A Trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Trust are being made only in accordance with authorizations of management and directors of the Trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting based on criteria in Internal Control Over Financial Reporting issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management excluded its U.S. operations from its assessment of internal control over financial reporting as of December 31, 2006, because the U.S. assets were acquired by the Trust in a purchase business combination during 2006.  The U.S. assets represent 14% of consolidated assets and 4% of consolidated revenues.  Based on this assessment, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2006, has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 59 of this Annual Report.

PrimeWest Energy Trust

Audited Financial Statements

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ millions)	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$22.0	$36.8
Accounts receivable	104.5	125.0
Derivative assets (note 16)	23.5	–
Future income taxes (note 15)	2.3	3.9
Prepaid expenses	19.6	16.3
Inventory	0.3	3.5
	172.2	185.5
Cash reserved for site restoration and reclamation (note 10)	2.2	9.2
Other assets and deferred charges (note 7)	7.4	8.8
Derivative assets (note 16)	5.3	–
Property, plant and equipment (note 6)	2,332.9	1,859.9
Goodwill	68.5	68.5
	$2,588.5	$2,131.9
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$143.3	$126.1
Current portion of long-term debt (note 8)	186.4	–
Future income taxes (note 15)	8.7	–
Derivative liabilities (note 16)	–	11.3
Accrued distributions to Unitholders	18.1	25.0
	356.5	162.4
Long-term debt (note 8)	619.4	354.2
Derivative liabilities (note 16)	–	0.2
Future income taxes (note 15)	153.9	214.8
Asset retirement obligation (note 9)	91.5	40.4
	1,221.3	772.0
UNITHOLDERS’ EQUITY
Net capital contributions (note 11)	2,391.2	2,294.3
Capital issued but not distributed	2.7	3.6
Convertible Unsecured Subordinated Debentures (note 8)	1.2	1.8
Contributed surplus (note 12)	11.9	8.7
Cumulative translation account	6.2	–
Deficit (note 20)	(1,046.0)	(948.5)
	1,367.2	1,359.9
	$2,588.5	$2,131.9

Commitments and contingencies (note 17)

/s/  Harold P. Milavsky

/s/  Don Garner

Harold P. Milavsky

Don Garner

Chair of the Board of Directors

President and Chief Executive Officer

PrimeWest Energy Trust

Audited Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31 ($ millions)	2006	2005	2004
OPERATING ACTIVITIES
Net income for the year	$208.3	$207.5	$105.4
Add/(deduct) items not involving cash from operations:
Depletion, depreciation and amortization	235.0	230.2	197.3
Non-cash general and administrative	5.8	5.4	4.1
Non-cash foreign exchange loss/(gain)	13.5	(4.9)	(11.9)
Gain on sale of marketable securities (note 4)	–	(27.2)	–
Unrealized (gain)/loss on derivatives	(40.3)	11.6	(0.1)
Future income tax recovery	(49.4)	(14.8)	(34.3)
Accretion of asset retirement obligation	3.6	2.5	2.0
Other non-cash items	1.9	3.8	4.3
Expenditures on site restoration and reclamation	(14.3)	(8.7)	(4.6)
Funds flow from operations	364.1	405.4	262.2
Change in non-cash working capital	29.7	(28.0)	11.9
	393.8	377.4	274.1
FINANCING ACTIVITIES
Proceeds from issue of Trust Units (net of costs)	33.7	20.4	441.0
Proceeds from issue of Debentures	–	–	250.0
Net cash distributions to Unitholders	(264.2)	(241.5)	(159.6)
Increase/(decrease) in bank credit facilities	314.2	(111.0)	166.0
Increase in Senior Secured Notes	130.7	–	–
Increase in deferred charges	(0.7)	–	(10.0)
Change in non-cash working capital	(9.7)	4.2	10.9
	204.0	(327.9)	698.3
INVESTING ACTIVITIES
Expenditures on property, plant and equipment	(264.5)	(192.5)	(129.7)
Acquisition of capital/corporate assets	(369.6)	–	(807.4)
Proceeds on disposal of property, plant and equipment	3.5	26.0	96.5
Investment in marketable securities (note 4)	–	–	(72.7)
Decrease/(increase) in cash reserved for future site reclamation	7.0	1.1	(2.1)
Proceeds on disposal of marketable securities	–	94.5	–
Change in non-cash working capital	11.0	3.8	(5.1)
	(612.6)	(67.1)	(920.5)
(Decrease)/increase in cash and cash equivalents for the year	(14.8)	(17.6)	51.9
Cash and cash equivalents, beginning of year	36.8	54.4	2.5
Cash and cash equivalents, end of year	$22.0	$36.8	$54.4

Cash interest paid	$28.8	$23.8	$15.0
Cash taxes paid	$2.7	$5.4	$3.8
Non-cash transactions – conversion of debentures into Trust Units	$17.8	$193.5	$0.3

PrimeWest Energy Trust

Audited Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31 ($ millions, except per Trust Unit amounts)	2006	2005	2004
REVENUES
Sales of crude oil, natural gas and natural gas liquids	$698.5	$801.2	$550.1
Crown and other royalties	(144.8)	(172.8)	(119.8)
Realized gain/(loss) on derivatives (note 16)	25.5	(43.5)	(27.4)
Unrealized gain/(loss) on derivatives (note 16)	40.3	(11.6)	0.1
Gain on sale of marketable securities (note 4)	–	27.2	–
Other income	4.5	4.7	0.6
	624.0	605.2	403.6
EXPENSES
Operating	138.9	117.8	89.7
Transportation	7.5	7.2	8.2
General and administrative	30.4	28.3	23.1
Interest	34.7	28.3	20.6
Depletion, depreciation and amortization (note 6)	235.0	230.2	197.3
Accretion of asset retirement obligation (note 9)	3.6	2.5	2.0
Foreign exchange loss/(gain) (note 2)	13.5	(4.6)	(11.7)
	463.6	409.7	329.2
Income before taxes for the year	160.4	195.5	74.4
Income and capital taxes	1.5	2.8	3.3
Future income taxes recovery (note 15)	(49.4)	(14.8)	(34.3)
	(47.9)	(12.0)	(31.0)
Net income for the year	208.3	207.5	105.4
Deficit, beginning of year	(948.5)	(879.4)	(555.4)
Adjustment to Unitholder’s equity at beginning of period to adopt: new oil and gas accounting standard (note 3)	–	–	(233.3)
Distributions paid or declared	(305.8)	(276.6)	(196.1)
Deficit, end of year	$(1,046.0)	$(948.5)	$(879.4)
Net income per Trust Unit (note 11)	$2.53	$2.73	$1.77
Net income per Trust Unit – Diluted (note 11)	$2.52	$2.66	$1.77

PrimeWest Energy Trust

Audited Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE EXPRESSED IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)

1. Structure of the Trust

PrimeWest Energy Trust (PrimeWest or the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996, as Amended. The beneficiaries of the Trust are the holders of Trust Units (the Unitholders).

The principal undertaking of the Trust’s operating companies is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. One of the Trust’s primary assets is a royalty entitling it to receive 99% of the net cash flow generated by the Canadian oil and natural gas interests owned by PrimeWest. The royalty acquired by the Trust effectively transfers substantially all of the economic interest in the Canadian properties to the Trust.

2. Significant Accounting Policies

CONSOLIDATION

These consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries. The Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest.

CASH AND CASH EQUIVALENTS

Short-term investments, with maturities less than three months at the date of acquisition, are considered to be cash equivalents and are recorded at cost, which approximates market value.

FOREIGN CURRENCY TRANSLATION

The Trust has U.S. dollar operations, which are self-sustaining. The self-sustaining operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated using period-end exchange rates with revenues and expenses translated using average rates for the period. Gains and losses arising on the translation of assets and liabilities are included in the cumulative translation account under Unitholders’ Equity.

The Trust has U.S. dollar denominated and pounds sterling denominated debt which are translated into Canadian dollars at the period end rate with the resulting foreign exchange gain or loss recorded on the income statement.

INVENTORY

Inventory is measured at the lower of cost and net realizable value.

GOODWILL

Goodwill represents the excess of purchase price over fair value of net assets acquired and liabilities assumed. Goodwill is assessed for impairment at least annually. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

PROPERTY, PLANT AND EQUIPMENT

PrimeWest follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated into either the Canadian or the U.S. cost centre. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital asset are capitalized.

Gains and losses are not recognized on the disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

i)  Ceiling test

PrimeWest places a limit on the aggregate cost of capital assets that may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is an impairment test whereby the carrying amount of capitalized assets is compared to the undiscounted cash flows from Proved reserves plus Unproved properties using management’s best estimate of future prices. If the asset value exceeds the undiscounted cash flows the impairment is measured as the amount by which the carrying amount of the capitalized asset exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

ii)  Depletion, depreciation and amortization (DD&A)

Provision for depletion and depreciation is calculated on the unit-of-production method, based on Proved reserves before royalties. Reserves are estimated by independent petroleum engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content. Depreciation and amortization of head office furniture and equipment is provided for at rates ranging from 10 -30%.

ASSET RETIREMENT OBLIGATION

PrimeWest recognizes the future retirement obligations associated with the retirement of property, plant and equipment. The obligations are initially measured at fair value and subsequently adjusted for accretion of discount and changes in the underlying liability. The asset retirement cost is capitalized to the related asset and amortized to earnings over time.

JOINT VENTURE ACCOUNTING

PrimeWest conducts some of its oil and natural gas production activities through joint ventures, and the accounts reflect only PrimeWest’s proportionate interest in such activities.

UNIT-BASED COMPENSATION

PrimeWest accounts for its Unit Appreciation Rights (UARs) issued to employees and the Board of Directors using the fair value method. The fair value of each UAR is estimated on the date of the grant using a binomial lattice options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus.

INCOME TAXES

The Trust is considered an inter-vivo trust for income tax purposes. As such, the Trust is subject to tax on any taxable income that is not allocated to the Unitholders. Periodically, current taxes may be payable by PrimeWest, depending upon the timing of income tax deductions.

Future income taxes are recorded using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest’s capital assets exceeds the available tax pools.

FINANCIAL INSTRUMENTS

PrimeWest uses financial instruments to manage its exposure to fluctuations in commodity prices, electricity rates and foreign exchange. PrimeWest does not use financial instruments for speculative trading purposes. The financial instruments are Marked-to-Market with the resulting gain or loss reflected in earnings for the reporting period.

MEASUREMENT UNCERTAINTY

Certain items recognized in the Financial Statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest’s best information and judgment. Such amounts are not expected to change materially in the near term. They include the amounts recorded for depletion, depreciation and asset retirement obligations, which depend on estimates of oil and natural gas reserves, or the economic lives and future cash flows from related assets, future income tax and unit-based compensation.

3. Changes in Accounting Policies

CHANGE IN METHOD OF ACCOUNTING FOR UNIT-BASED COMPENSATION

Effective January 1, 2005, PrimeWest adopted the fair value method of accounting for its Long-Term Incentive Plan (LTIP) with respect to UARs granted on or after January 1, 2002. Under the fair value method, PrimeWest recognizes compensation expense related to the UARs over the vesting period of the UARs granted with the related credit being charged to contributed surplus. In prior years, PrimeWest had been applying the intrinsic method to value its unit-based compensation whereby the value of the UARs was adjusted at the end of each accounting period to reflect the impact of the reinvestment of cumulative distributions and the changes in the trading price of the Trust Units. The changes in value of the UAR liability were reflected in G&A on the income statement.

PrimeWest has applied the fair value method retroactively to UARs issued on or after January 1, 2002, and prior periods have been restated. At January 1, 2005, the change in accounting policy resulted in an increase to the future income tax liability of $14.5 million (2004 – $11.2 million), a decrease to net capital contributions of $7.9 million (2004 – $5.3 million), a decrease to the LTIP equity of $20.1 million (2004 – $14.6 million), an increase in contributed surplus of $6.4 million (2004 – $3.6 million) and an increase to accumulated income of $7.1 million (2004 – $5.1 million).

The change in accounting method resulted in an increase to 2005 net income of $52.7 million.

FULL COST ACCOUNTING

The adoption of CICA Accounting Guideline 16 (AcG-16) modifies how the ceiling test is performed resulting in a two-stage process. The guideline is effective for fiscal years beginning on or after January 1, 2004. The cost impairment test is a two-stage process, which is performed at least annually. The first stage of the test determines if the cost pool is impaired. An impairment loss exists when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from Proved reserves plus Unproved properties using management’s best estimate of future prices. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

PrimeWest performed the ceiling test under AcG-16 as of January 1, 2004. The impairment test was calculated using the consultants’ average prices at January 1 for the years 2004 to 2008 as follows:

Consultants’ Average Price Forecasts	2004	2005	2006	2007	2008
West Texas Intermediate (US$/bbl)	29.21	26.43	25.42	25.38	25.51
AECO (Cdn$/mcf)	5.90	5.33	4.98	4.95	4.92

The ceiling test resulted in a before-tax impairment of $308.9 million and an after-tax impairment of $233.3 million. This write down was recorded to accumulated income in the first quarter of 2004 with the adoption of AcG-16.

4. Gain on Sale of Marketable Securities

PrimeWest sold its 8% ownership in the Viking Energy Royalty Trust in 2005 (formerly Calpine Natural Gas Trust) for net proceeds of $94.5 million resulting in a gain of $27.1 million.

5. Acquisitions

a) On July 6, 2006, PrimeWest acquired oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan. The acquisition was accounted for as a business acquisition pursuant to EIC 124 and as such, the purchase method of accounting was applied. The net assets acquired and consideration paid were as follows:

Net Assets Acquired at Assigned Values	($ millions)	Consideration Paid	($ millions)
Petroleum and natural gas assets	$343.0	Cash	$329.5
Working capital	(0.3)		-
Asset retirement obligation	(6.0)	Costs associated with acquisition	7.2
	$336.7		$336.7

b) On September 2, 2004, PrimeWest acquired oil and natural gas assets from Calpine Canada. The acquisition was accounted for using the purchase method of accounting with the net assets acquired and consideration paid as follows:

Net Assets Acquired at Assigned Values	($ millions)	Consideration Paid	($ millions)
Petroleum and natural gas assets	$745.3
Inventory	4.2	Cash	$747.0
Working capital	2.7	Net closing adjustments	(11.1)
Asset retirement obligation	(12.0)	Costs associated with acquisition	4.3
	$740.2		$740.2

c) On March 16, 2004, PrimeWest completed the acquisition of Seventh Energy Ltd. Subsequent to the acquisition, Seventh Energy was amalgamated with PrimeWest. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net Assets Acquired at Assigned Values	($ millions)	Consideration Paid	($ millions)
Petroleum and natural gas assets	$46.5
Goodwill	12.4
Working capital	(2.5)
Long-term debt assumed	(9.9)
Office lease obligation	(0.1)
Asset retirement obligation	(0.5)	Cash	$34.6
Future income taxes	(11.1)	Costs associated with acquisition	0.2
	$34.8		$34.8

6. Property, Plant and Equipment

	2006
($ millions)	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Property acquisition oil and natural gas rights	$3,131.3	$(1,427.8)	$1,703.5
Drilling and completion	593.2	(155.9)	437.3
Production facilities and equipment	251.8	(68.1)	183.7
Head office furniture and equipment	20.3	(11.9)	8.4
	$3,996.6	$(1,663.7)	$2,332.9
	2005
($ millions)	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Property acquisition oil and natural gas rights	$2,677.1	$(1,260.7)	$1,416.4
Drilling and completion	417.9	(110.7)	307.2
Production facilities and equipment	176.6	(48.4)	128.2
Head office furniture and equipment	16.8	(8.7)	8.1
	$3,288.4	$(1,428.5)	$1,859.9

Unproved land costs of $74.1 million (2005 – $88.0 million) and $3.9 million of capital not in use (2005 – $4.1 million) are excluded from costs subject to depletion and depreciation.

PrimeWest capitalized $5.9 million of G&A costs in 2006 (2005  – $3.7 million).

PrimeWest has performed ceiling tests as at December 31, 2006, on its Canadian and U.S. assets. The impairment tests were calculated using the Consultant’s Average Prices (from GLJ, Sproule Associates Limited and McDaniel & Associates Consultants Ltd.) at January 1, 2007, for the years 2007 to 2012 as follows:

PrimeWest Energy Trust

Audited Financial Statements

Consultants’ Average Price Forecasts	2007	2008	2009	2010	2011	2012
West Texas Intermediate (US$/bbl)	63.41	63.34	60.07	57.92	56.33	57.27
AECO (Cdn$/mcf)	7.38	7.83	7.77	7.75	7.90	8.11

Subsequent to 2010, prices have increased by approximately 2% per year.  The December 31, 2006, ceiling tests resulted in a surplus for both the Canadian and U.S. cost centres.

7. Other Assets and Deferred Charges

($ millions)	2006	2005
Deferred charges	$7.4	$8.7
Other assets	-	0.1
	$7.4	$8.8

Deferred charges represent the un-amortized balance of issue costs related to the U.S. Secured Notes, U.K. Secured Notes and Debentures.  These costs are amortized over the life of the debt.

8. Long-Term Debt

($ millions)	2006	2005
Bank credit facilities	$477.4	$153.0
U.S. Secured Notes	145.7	145.4
U.K. Secured Notes	143.8	–
Convertible Unsecured Subordinated Debentures	38.9	55.8
	$805.8	$354.2
Current portion of long-term debt	186.4	–
	$619.4	$354.2

Long-term debt is comprised of the Credit Facilitiy, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures of $477.4 million, $145.7 million, $143.8 million and $38.9 million, respectively.  $36.4 million relating to the U.S. Secured Notes and $150 million relating to a bridge facility that formed part of the Credit Facility are included in working capital as a current portion of long-term debt.  In addition to amounts outstanding under the Credit Facility, PrimeWest has outstanding letters of credit in the amount of $6.8 million (2005 - $6.6 million).

The indebtedness under the Credit Facility, the U.S. Secured Notes and the U.K. Secured Notes is supported by a borrowing base of $750 million and is comprised of revolving facilities under the Canadian portion of the Credit Facility having a capacity of $220.5 million, the U.S. portion of the Credit Facility having a capacity of Cdn $255.0 million, the U.S. Secured Notes valued at $143.8 million based on a U.S. dollar exchange rate of U.S. $0.87 and the U.K. Secured Notes valued at Cdn $130.7 million.  PrimeWest also had a $150 million bridge facility under the Canadian portion of the Credit Facility, which expired upon repayment in January 2007.

As a result of the U.S. asset acquisition during the third quarter of 2006, PrimeWest has drawn advances under the U.S. portion of the Credit Facility in U.S. dollars in the form of LIBOR loans that bear interest at LIBOR plus a margin based on PrimeWest’s debt to EBITDA ratio.  PrimeWest will continue to fund its ongoing operations in Canada with advances from the Canadian portion of the Credit Facility utilizing Banker Acceptances (BA).

Advances under the Canadian portion of the bank credit facility are made in the form of BAs,, prime rate loans or letters of credit. In the case of BAs, interest is a function of the BA rate plus a stamping fee based on PrimeWest’s current ratio of debt to cash flow. In the case of prime-rate loans, interest is charged at the bank’s prime rate. For 2006, the effective interest rate on the bank credit facilities was 5.8% (2005 – 4.0%).

The Credit Facility revolves until June 30, 2007, by which time the lenders will have conducted their annual borrowing base review. The lenders also have the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the Credit Facility has no specific terms of repayment. At the end of the revolving period, the lenders have the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lenders convert to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date that is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date that is 365 days after the initial term repayment date.

U.S. Secured Notes

The U.S. Secured Notes in the amount of U.S.$125 million have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of U.S.$31.25 million commencing May 7, 2007.

Issuance costs incurred with the U.S. Secured Notes, in the amount of $1.5 million, were classified as deferred charges on the balance sheet and are being amortized over the term of the Notes.

The U.S. Secured Notes are the legal obligation of PrimeWest Energy Inc. and are guaranteed by PrimeWest Energy Trust.

U.K. Secured Notes

The U.K. Secured Notes in the amount of £63 million bear interest at 5.76% per annum.  PrimeWest entered into a currency swap transaction to fix the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively.  As a result of the swap, the U.K. Secured Notes bear interest at an effective rate of 5.93% per annum with interest payable semi-annually on June 14 and December 14 of each year.  The U.K. Secured Notes have a final maturity of June 14, 2016.  Issue costs of $0.7 million were included in deferred charges on the balance sheet and are being amortized over the term of the Notes.

Collateral for the U.S. Secured Notes, the U.K. Secured Notes and the Credit Facility is a Floating Charge Debenture covering all existing and after acquired property in the principal amount of U.S.$1.5 billion. The secured parties for the revolving Credit Facility and Secured Notes have agreed to share the security interests on a pari passu basis.

Debentures

The 7.5% (Series I) and 7.75% (Series II) Debentures were issued on September 2, 2004 for proceeds of $150 million and $100 million, respectively.

The Series I Debentures pay interest semi-annually on March 31 and September 30 and have a maturity date of September 30, 2009. The Series I Debentures are convertible at the option of the holder at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series I Debentures at a price of $1,050 per Series I Debenture after September 30, 2007, and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008, and before maturity. On redemption or maturity PrimeWest may elect to satisfy its obligation to repay the principal by issuing Trust Units.

The Series II Debentures pay interest semi-annually on June 30 and December 30 and have a maturity date of December 31, 2011. The Series II Debentures are convertible at the option of the holder at conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series II Debentures at a price of $1,050 per Series II Debenture after December 31, 2007, and on or before December 31, 2008, at a price of $1,025 per Debenture after December 31, 2008, and on or before December 31, 2009, and after December 31, 2009, and before maturity at $1,000 per Series II Debenture. On redemption or maturity PrimeWest may elect to satisfy its obligations to repay the principal by issuing Trust Units.

Debenture issue costs of $10.0 million were included in deferred charges on the balance sheet and are being amortized over the terms of the Debentures.

In accordance with CICA Handbook section 3860 – “Financial Instruments,” the Debentures were initially recorded at their fair value of $147.0 million (Series I) and $94.8 million (Series II). The difference between the fair value and proceeds of $8.1 million was recorded in equity ($3.0 million (Series I) and $5.1 million (Series II)).

The Series I and Series II Debentures are being accreted such that the liability at maturity will equal the proceeds of $150 million and $100 million less conversions, respectively. During 2006, $9.1 million (2005 – $114.3 million) of Series I and $8.1 million (2005 – $72.9 million) of Series II Debentures included in long-term debt were converted to equity. Accretion expense was $0.3 million (2005 – $1.0 million).

The five year schedule of long-term debt repayment based on maturity is as follows: 2007 – $186.4 million, 2008 – $363.8 million, 2009 – $60.5 million, 2010 – $36.4 million and 2011 – $14.9 million.

PrimeWest Energy Trust

Audited Financial Statements

9. Asset Retirement Obligations

Management has estimated the total future asset retirement obligation based on the Trust’s net ownership interest in all wells and facilities. This includes all estimated costs to dismantle, remove, reclaim and abandon the wells and facilities and the estimated time period during which these costs will be incurred in the future.

The following table reconciles the asset retirement obligation associated with the retirement of oil and natural gas properties:

($ millions)	2006	2005
Asset retirement obligation, December 31, 2005	$40.4	$40.3
Liabilities incurred	57.8	8.3
Liabilities settled	(14.3)	(8.7)
Accretion expense	3.6	2.5
Disposal of capital assets	(2.0)	(2.0)
Acquisition of U.S. Assets	6.0	–
Asset retirement obligation December 31, 2006	$91.5	$40.4

As at December 31, 2006, the undiscounted, inflation adjusted amount of estimated cash flows required to settle the obligation is $444.8 million (2005 – $222.3 million). The estimated cash flow has been discounted using a credit-adjusted risk free rate of 7.0% (2005 – 7%) and an inflation rate of 1.9% (2005 – 1.5%). Although the expected period until settlement ranges from a minimum of one year to a maximum of 50 years, the expectation is that the costs will be paid over an average of 34 years (2005 – 33.9 years). These future asset retirement costs will be funded from the cash reserved for site restoration and reclamation and, if required, out of cash flow from operations.

During 2006 PrimeWest reviewed the estimates of its asset retirement obligation and made an upward revision resulting from a review of actual costs incurred to reclaim wells and to a directive by the Alberta Energy and Utilities Board related to the remediation of facilities.  This amount increased the related cost of the underlying assets.  This review accounts for approximately $38 million of the increase in liabilities incurred.

10. Cash Reserve For Site Restoration And Reclamation

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.50/BOE produced for 2006 and 2005). The cash amount contributed, including interest earned, was $7.3 million in 2006 (2005 – $7.6 million).  Actual costs of site restoration and reclamation totalling $14.3 million were paid out of this cash reserve for the year ended December 31, 2006 (2005 – $8.7 million). As at December 31, 2006, the site reclamation fund had a balance of $2.2 million (2005 – $9.2 million).

PrimeWest Energy Trust

Audited Financial Statements

11. Unitholders’ Equity

Trust Units	Number of Units	Amounts ($ millions)
Balance December 31, 2004	69,886,111	$2,029.8
Issued on exchange of Exchangeable Shares	91,871	1.7
Issued pursuant to Distribution Reinvestment Plan	262,347	7.9
Issued pursuant to Premium Distribution Plan	932,142	27.4
Issued pursuant to Long-term Incentive Plan	487,421	1.3
Issued pursuant to conversion of Debentures	7,301,654	193.5
Issued pursuant to Optional Trust Unit Purchase Plan	704,806	20.4
Balance December 31, 2005	79,666,352	$2,282.0
Equity Offering	599,950	20.3
Issued on exchange of Exchangeable Shares	91,755	1.5
Issued pursuant to Distribution Reinvestment Plan	476,523	14.4
Issued pursuant to Premium Distribution Plan	943,150	28.3
Issued pursuant to Long-term Incentive Plan	366,033	1.2
Issued pursuant to conversion of Debentures	672,339	17.8
Issued pursuant to Optional Trust Unit Purchase Plan	440,457	13.4
Issued pursuant to Consolidation/Fractional Units	51	–
Balance December 31, 2006	83,256,610	$2,378.9

The weighted average number of Trust Units and Exchangeable Shares outstanding for the twelve months ended December 31, 2006, was 82,270,315 (2005 – 75,808,919). For purposes of calculating diluted net income per Trust Unit, 1,014,150 (2005 – 3,247,742) and 646,305 Trust Units (2005 – 2,286,791) issueable pursuant to the conversion of the Series I and Series II Debentures outstanding, respectively, and 326,065 Trust Units (2005 – 1,220,958) issueable pursuant to the LTIP were added to the weighted average number.

PRIMEWEST EXCHANGEABLE SHARES

PrimeWest has an unlimited number of Exchangeable Shares. The Exchangeable Shares are exchangeable into Trust Units at any time up to March 29, 2010, based on an exchange ratio that adjusts each time the Trust makes a distribution to its Unitholders. The exchange ratio, which was 1:1 on the date that the Exchangeable Shares were issued, is based on the total monthly distribution, divided by the closing Trust Unit price on the distribution payment date. The exchange ratio on December 31, 2006, was 0.63765:1 (2005 – 0.56399:1).

Exchangeable Shares	Number of Shares	Amounts ($ millions)
Balance December 31, 2004	1,294,391	$12.2
Issued for Special Employee Retention Plan	94,340	1.8
Exchanged for Trust Units	(169,396)	(1.7)
Balance December 31, 2005	1,219,335	$12.3
Issued for Special Employee Retention Plan	94,340	1.5
Exchanged for Trust Units	(151,811)	(1.5)
Balance December 31, 2006	1,161,864	$12.3

PrimeWest Energy Trust

Audited Financial Statements

TRUST UNITS AND EXCHANGEABLE SHARES ISSUED AND OUTSTANDING

Number of Shares	2006	2005
Trust Units issued and outstanding	83,256,610	79,666,352
Exchangeable Shares
2006 – 1,161,864 shares exchangeable at 0.63765:1
2005 – 1,219,335 shares exchangeable at 0.56399:1	740,863	687,693
Total Trust Units and Exchangeable Shares issued and outstanding	83,997,473	80,354,045
Convertible Unsecured Subordinated Debentures
Series I	895,245	1,246,981
Series II	554,075	874,717
Unit Appreciation Rights	326,065	1,220,958
Total Trust Units and Exchangeable Shares issued and outstanding and Trust Units issued pursuant to the conversion of the Convertible Unsecured Subordinated Debentures and the Long-Term Incentive Plan	85,772,858	83,696,701

12. Contributed Surplus

Contributed surplus includes the accumulated unit-based compensation charge in respect of PrimeWest’s unexercised Unit Appreciation Rights granted under the LTIP on or after January 1, 2002. Upon exercise of the UARs and delivery of the Trust Units, the contributed surplus account is reduced and the amount is transferred to net capital contributions.

($ millions)
Balance, December 31, 2004	$6.4
General and administrative expense	3.6
Unit Appreciation Rights exercised	(1.3)
Balance, December 31, 2005	$8.7
General and administrative expense	4.4
Unit Appreciation Rights exercised	(1.2)
Balance, December 31, 2006	$11.9

13.  Long-Term Incentive Plan

Under the terms of the LTIP, the number of Trust Units that may be reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to Directors and employees of PrimeWest is limited to 7.5% of the basic number of issued and outstanding Trust Units at any given time.  Payouts under the plan are based on total Unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid.  The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue.  UARs have a term of up to six years and vest equally over a three-year period, except for those issued to the members of the Board, which vest immediately.  PrimeWest has the option of settling payouts under the plan in PrimeWest Trust Units or in cash.  To date, all payouts under the plan have been in the form of Trust Units.

Effective January 1, 2005, PrimeWest adopted the fair value method of accounting for its LTIP with respect to UARs granted on or after January 1, 2002. Under this method of accounting, the fair value of the UARs is estimated using a recognized options pricing model on the grant date and is amortized over the vesting period with the amortized amount recorded in G&A expense offset by an increase to contributed surplus. When the UARs are exercised, contributed surplus is decreased and net capital contributions are increased.

In 2006 PrimeWest recorded $4.4 million (2005  – $3.6 million) in G&A expense related to the LTIP.

For the twelve months ended December 31, 2006, PrimeWest used a lattice binomial pricing model to calculate the estimated fair value of outstanding UARs issued on or after January 1, 2002. The following assumptions were used to arrive at the estimated fair value:

PrimeWest Energy Trust

Audited Financial Statements

Weighted Average Assumptions	2006	2005
Risk-free interest rate	4.06%	3.18%
Expected volatility in Trust Unit price	22.9%	19.8%
Expected time until exercise	1.5 – 3.5 years	1 – 3 years
Expected forfeiture rate	13%	13%
Expected annual dividend yield	zero	zero

Summary of Changes	Number of UARs	Weighted Average Exercise Price
Balance outstanding, December 31, 2004	3,233,492	$ 28.77
Granted	1,517,674	30.40
Forfeited	(122,873)	(28.44)
Exercised	(458,618)	(28.42)
Balance outstanding, December 31, 2005	4,169,675	$ 29.92
Granted	1,187,170	37.89
Forfeited	(385,068)	29.29
Exercised	(511,737)	27.81
Balance outstanding, December 31, 2006	4,460,040	$ 31.96

Summary of UARs Outstanding at December 31, 2006

Year of Grant	UARs Issued and Outstanding	UARs Vested and “in the money”	Range of Exercise Prices	Expiry Date
2002 grants	515,610	515,054	$ 25.90 – 33.76	2008
2003 grants	628,252	625,447	25.92 – 32.24	2009
2004 grants	1,032,488	397,268	24.24 – 32.49	2010
2005 grants	1,172,075	–	28.90 – 43.17	2011
2006 grants	1,111,615	–	23.96 – 43.41	2012
Total grants	4,460,040	1,537,769	$ 23.96 – 43.41

14. Related Party Transactions

As part of PrimeWest’s 2002 internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers pursuant to the SERP.  On November 6, 2004, 2005, and 2006, 94,340 Exchangeable Shares were issued to those Executive Officers.  An additional 94,340 shares will be issued on November 6, 2007.  For the 12 months ended December 31, 2006, $1.4 million was recorded in G&A expense related to the SERP.

PrimeWest Energy Trust

Audited Financial Statements

15. Income Taxes

PrimeWest follows the liability method to calculate future income taxes.  Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities reported on the financial statements and their respective tax bases, using income tax rates substantively enacted on the balance sheet date.

($ millions)	2006	2005
Reserve for future expenditures	$2.3	$-
Derivative liabilities	-	3.9
Future income tax asset	$2.3	$3.9

($ millions)	2006	2005
Loss carry forwards	$(3.0)	$(1.2)
Deferred financing charges	1.1	-
Derivative assets	7.0	-
Capital assets	183.8	224.8
Foreign exchange gain on long-term debt	1.3	4.8
Asset retirement obligation	(27.6)	(13.6)
Future income tax liability	$162.6	$214.8

The provisions for income taxes vary from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ millions)	2006	2005	2004
Income before taxes	$160.4	$195.5	$74.4
Computed income tax expense (recovery) at the Canadian statutory rate
of 34.5% (2005 – 37.62%, 2004 – 38.87%)	55.3	73.5	28.9
Increase/(Decrease) resulting from:
Non-deductible Crown royalties and other payments	-	0.3	0.3
Federal resource allowance	(5.2)	(12.3)	(9.2)
Change in income tax rate	(21.3)	(2.7)	(7.0)
Foreign exchange on long-term debt	3.1	(0.9)	(2.2)
Amounts included in Trust income and other	(79.8)	(69.9)	(41.8)
	$(47.9)	$(12.0)	$(31.0)

On December 21, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships.  The legislation reflects proposals originally announced by the Minister on October 31, 2006.  Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investments trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions.  For entities in existence on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011.

16. Financial Instruments

The Trust’s financial instruments presented on the balance sheet consist of cash, accounts receivable, accounts payable and accrued liabilities, accrued distributions to Unitholders, derivative assets, derivative liabilities and long-term debt.  Other than the long-term debt, the fair market value of these financial instruments approximate their carrying value due to the short-term to maturity and the risk management contracts are presented at fair value on the balance sheet.  The fair value of long-term debt approximates its carrying value in all material respects, because the cost of borrowing approximates the market rate for similar borrowings.

PrimeWest Energy Trust

Audited Financial Statements

Interest Rate Risk

The Trust is exposed to movements in interest rates.  Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes.  The Trust has fixed the interest rate on approximately 41% of its debt.

Credit Risk

Substantially all of the Trusts’ accounts receivable relate to oil and natural gas sales which are exposed to typical industry credit risks.  The carrying value of accounts receivable reflects management’s assessment of the associated risks.  The Trust manages its credit risk by only entering into sales contracts with investment grade entities and reviewing its exposure to individual entities on a quarterly basis.  The Trust is also exposed to certain losses, in the event of non-performance by counterparties, to derivative financial instruments.  The credit risk is managed by the Trust by selecting only financially sound counterparties.

Foreign Exchange Rate Risk

The Trust is exposed to fluctuations in the Canadian/U.S. dollar exchange rate on the sale of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices.  In addition, the Trust’s 4.19% U.S. Senior Notes are denominated in U.S. dollars.   The semi-annual interest payments and principal payments associated with the Senior Notes can be impacted by movement in the Canadian/U.S. dollar exchange rate.  PrimeWest, through the use of a financial swap, has converted the U.K. Senior Notes from pounds sterling to Canadian dollar debt.

Commodity Price Risk Management

PrimeWest generally sells its oil and natural gas under short-term market-based contracts. Derivative financial instruments, options and swaps may be used to hedge the impact of oil and natural gas price fluctuations.

A summary of these contracts in place at December 31, 2006 follows:

CRUDE OIL				NATURAL GAS
Period	Volume (bbls/day)	Type	WTI Price (US$/bbl)	Period	Volume (mmf/day)	Type	AECO Price (C$/mcf)
Jan – Mar 07	500	Costless Collar	50.00/76.00	Jan – Mar 07	5.0	Costless Collar	7.91/12.87
Jan – Mar 07	500	Costless Collar	50.00/80.80	Jan – Mar 07	5.0	Costless Collar	8.44/13.80
Jan – Mar 07	500	Costless Collar	55.00/91.65	Jan – Mar 07	5.0	Costless Collar	8.44/15.88
Jan – Mar 07	500	Costless Collar	55.00/90.00	Jan – Mar 07	5.0	Costless Collar	8.44/18.46
Jan – Mar 07	500	Costless Collar	60.00/97.20	Jan – Mar 07	5.0	Costless Collar	8.44/21.10
Jan – Mar 07	500	Costless Collar	65.00/95.15	Jan – Mar 07	5.0	Costless Collar	8.44/21.21
Jan – Mar 07	1400	Costless Collar	70.00/83.65	Jan – Mar 07	5.0	Costless Collar	8.44/12.68
Jan – Mar 07	500	Costless Collar	65.00/90.25	Jan – Mar 07	5.0	Costless Collar	7.39/14.77
Jan – Mar 07	500	Costless Collar	55.00/74.50	Jan – Mar 07	5.0	Costless Collar	5.28/10.87
Jan – Mar 07	500	Costless Collar	60.00/65.95	Jan – Mar 07	5.0	Costless Collar	7.39/17.04
Apr – Jun 07	500	Costless Collar	50.00/80.00	Jan – Mar 07	5.0	Costless Collar	8.44/15.03
Apr – Jun 07	500	Costless Collar	55.00/91.30	Jan – Mar 07	5.0	Costless Collar	7.39/9.76
Apr – Jun 07	500	Costless Collar	55.00/90.08	Jan – Mar 07	10.0	Costless Collar	7.39/9.56
Apr – Jun 07	500	Costless Collar	60.00/95.40	Jan – Mar 07	5.0	Swap	7.20
Apr – Jun 07	500	Costless Collar	65.00/93.90	Apr – Jun 07	5.0	3 Way	6.33/7.39/11.24
Apr – Jun 07	1300	Costless Collar	70.00/84.25	Apr – Jun 07	5.0	Costless Collar	6.33/10.64
Apr – Jun 07	500	Costless Collar	55.00/75.00	Apr – Jun 07	5.0	Costless Collar	6.33/10.23
Apr – Jun 07	500	Costless Collar	60.00/73.45	Apr – Jun 07	5.0	Costless Collar	5.28/9.34
Apr – Jun 07	500	Costless Collar	60.00/70.25	Apr – Jun 07	5.0	Costless Collar	6.33/11.39
Jul – Sep 07	500	Costless Collar	60.00/92.75	Apr – Jun 07	5.0	Costless Collar	6.33/11.66
Jul – Sep 07	500	Swap	75.20	Apr – Jun 07	10.0	Swap	7.71
Jul – Sep 07	500	Costless Collar	65.00/92.60	Apr – Jun 07	10.0	Swap	7.74
Jul – Sep 07	900	Costless Collar	70.00/83.25	Apr – Jun 07	5.0	Swap	8.17
Jul – Sep 07	500	Costless Collar	55.00/77.80	Apr – Jun 07	5.0	Swap	7.10
Jul – Sep 07	500	Costless Collar	60.00/75.10	Jul – Sep 07	5.0	Costless Collar	6.33/11.61
Jul – Sep 07	500	Costless Collar	60.00/73.20	Jul – Sep 07	5.0	Costless Collar	6.33/10.87
Jul – Sep 07	500	Costless Collar	60.00/75.03	Jul – Sep 07	5.0	Costless Collar	5.28/10.02
Oct – Dec 07	500	Costless Collar	60.00/90.25	Jul – Sep 07	5.0	Costless Collar	6.33/12.05
Oct – Dec 07	500	Swap	74.58	Jul – Sep 07	5.0	Costless Collar	6.33/12.45
Oct – Dec 07	500	Costless Collar	65.00/91.35	Jul – Sep 07	10.0	Swap	7.90
Oct – Dec 07	800	Costless Collar	70.00/82.10	Jul – Sep 07	10.0	Swap	7.90
Oct – Dec 07	500	Costless Collar	55.00/78.25	Jul – Sep 07	5.0	Swap	8.33
Oct – Dec 07	500	Costless Collar	60.00/76.60	Jul – Sep 07	5.0	Costless Collar	6.33/8.81
Oct – Dec 07	500	Costless Collar	60.00/75.20	Oct – Dec 07	5.0	Costless Collar	7.39/12.28
Oct – Dec 07	500	Costless Collar	60.00/76.60	Oct – Dec 07	5.0	Costless Collar	5.28/12.66
Jan – Mar 08	500	Costless Collar	55.00/78.00	Oct – Dec 07	5.0	Costless Collar	7.39/12.77
Jan – Mar 08	500	Costless Collar	60.00/77.10	Oct – Dec 07	5.0	Costless Collar	7.39/13.40
Jan – Mar 08	500	Costless Collar	60.00/76.60	Oct – Dec 07	10.0	Costless Collar	7.39/9.84
Apr – Jun 08	500	Costless Collar	60.00/77.35	Oct – Dec 07	10.0	Costless Collar	7.39/10.29
				Jan – Mar 08	5.0	Costless Collar	6.33/12.71
				Jan – Mar 08	5.0	Costless Collar	8.44/15.67
				Jan – Mar 08	10.0	Costless Collar	7.39/12.40
				Jan – Mar 08	10.0	Costless Collar	7.39/11.61
				Jan – Mar 08	5.0	Costless Collar	7.39/11.56
				Apr – Jun 08	10.0	Costless Collar	7.39/8.97
				Apr – Jun 08	5.0	Costless Collar	6.33/9.76

Foreign Exchange

In 2006 PrimeWest replaced a portion of its revolving credit facility with the U.K. Secured Notes in the amount of £63 million which bear interest at 5.76% per annum.  Through a currency swap PrimeWest has fixed the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively.

Period	Amount £ (000’s)	Type	Price
Jan - Jun 2016	Principal 63,000 Interest 34,474	Swap	$2.0748 Cdn per £ 1.00

Electrical Power

There were no electrical derivative contracts in place at December 31, 2006.

Impact on Financial Statements

At December 31, 2006, the derivative assets on the balance sheet reflect the net unrealized gain position of $28.8 million (2005 - $11.5 million unrealized loss) for the contracts outstanding at that date of which $18.1 million is attributable to natural gas, $6.0 million is attributable to crude oil and $4.7 million is attributable to foreign exchange.  $23.5 million of the derivative contracts will be settled within the next twelve months.

For the year ended December 31, 2006, the total unrealized gain on the statement of income was $40.3 million comprised of $27.3 related to natural gas, $8.3 million related to crude oil and $4.7 million related to foreign exchange.

The financial impact on the settlement of contracts during 2006 was a $25.5 million gain consisting of $22.7 million related to natural gas, $0.9 million related to crude oil, $1.7 million related to electricity and $0.2 million related to foreign exchange.

17. Commitments and Contingencies

PrimeWest has lease commitments relating to office buildings. The estimated annual minimum lease rental payments for the buildings, after deducting sublease income will be $3.9 million in 2007, $3.8 million in 2008, $1.1 million in 2009, $4.8 million in 2010, $4.8 million in 2011 and $66.1 million for the years 2012 - 2024.

As part of PrimeWest’s internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers as a SERP. 94,340 Exchangeable Shares were issued on each of November 6, 2004, 2005 and 2006 and an additional 94,340 Exchangeable Shares will be issued on November 6, 2007. For the twelve months ended December 31, 2006, $1.4 million was recorded in general and administrative expense related to the SERP.

PrimeWest has various pipeline transportation commitments that run through 2010. The estimated annual payments are $5.0 million in 2007, $0.6 million in 2008, $0.4 million in 2009, $0.2 million in 2010.

PrimeWest is engaged in a number of matters of litigation, none of which could reasonably be expected to result in any material adverse consequence.

18. Segmented Information

The Trust’s business activities are conducted through two business segments:  Canadian oil and natural gas production and U.S. oil and natural gas production.  Oil and natural gas production in Canada and the U.S. includes development and production of crude oil and natural gas reserves.  The following table includes financial results from the U.S. operations for the period July – December 2006.  Prior to July 2006 the Trust operated in only one segment.

	Twelve Months ended Dec 31, 2006
	Canada	U.S.	Inter Segment Elimination	Total
Revenues
Gross production revenue	$669.0	$29.5	$-	$698.5
Realized gain in financial derivatives	23.3	2.2	-	25.5
Royalties	(138.6)	(6.2)	-	(144.8)
Other income	4.5	-	-	4.5
	558.2	25.5	-	583.7
Expenses
Operating	131.6	7.3	-	138.9
Transportation	7.5	-	-	7.5
General and administrative	28.9	1.5	-	30.4
	168.0	8.8	-	176.8
Earnings before interest, taxes, DD&A and other non-cash items	390.2	16.7	-	406.9

Non-cash revenue
Unrealized (loss)/gain on derivatives	40.3	-	-	40.3
Other Expenses
DD&A	225.2	9.8	-	235.0
Interest	26.7	8.0	-	34.7
Foreign exchange loss	13.5	-	-	13.5
Accretion on asset retirement obligation	3.5	0.1	-	3.6
Income and capital taxes	0.8	0.7	-	1.5
Future income tax recovery	(48.3)	(1.1)	-	(49.4)
	221.4	17.5	-	238.9
Net income/(loss) for the year	$209.1	$(0.8)	$-	$208.3

Selected Balance Sheet Items

Capital Assets
Property, plant and equipment net	$1,981.4	$351.5	$-	$2,332.9
Goodwill	68.5	-	-	68.5
Capital Expenditures
Net corporate and capital acquisitions	32.0	334.1	-	366.1
Development	255.6	5.4	-	261.0
Working Capital
Accounts receivable	100.6	7.8	(3.9)	104.5
Account payable and accrued liabilities	131.0	16.3	(3.9)	143.4
Current portion of long-term debt	186.4	-	-	186.4
Long-term debt	$384.0	$235.4	$-	$619.4

19. Prior Years’ Comparative Numbers

Certain prior years’ comparative numbers have been restated to conform to the current year’s presentation.  In the prior year, realized gains/(losses) on derivatives related to commodity price and electricity contracts were included in oil and gas revenue and operating expenses, respectively.   In 2006 they are included in realized gains/(losses) on derivatives on the income statement.

20.  Deficit

($ millions)	2006	2005
Accumulated income	$512.1	$303.8
Accumulated distributions paid or declared	(1,550.1)	(1,244.3)
Accumulated dividends	(8.0)	(8.0)
	$(1,046.0)	$(948.5)

PrimeWest is obligated by virtue of its Royalty and Trust Indenture to distribute to Unitholders a significant portion of its funds flow from operations.  Funds flow from operations normally exceeds net income due to non-cash expenses such as DD&A, derivatives, unrealized foreign exchange gains/(losses) and accretion.  These non-cash expenses result in a deficit despite PrimeWest distributing less than all of the funds flow from operations.

21.  Subsequent Event

On January 11, 2007, PrimeWest issued 6,420,000 Trust Units at $23.35 per Trust Unit, for gross proceeds of $149.9 million and a total of $200 million aggregate principal amount of Debentures.  The Debentures bear a coupon rate of 6.5% per annum, payable semi-annually, and are convertible at $26.25 per trust unit.  The total net proceeds from the offering of Trust Units and Convertible Debentures were approximately $334 million.

22. Differences Between Canadian And United States Generally Accepted Accounting Principles

PrimeWest’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, in some respects, differ from those generally accepted in the United States (U.S. GAAP). The following are those policies that result in significant measurement differences.

1. Property, Plant and Equipment

PrimeWest uses CICA Accounting Guideline 16 (AcG-16), “Oil and Gas Accounting – Full Costs” to account for its oil and gas assets and to perform the ceiling test.  This guideline requires that cost centres be tested for recoverability using undiscounted future cash flows from Proved reserves, which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre must be written down to its fair value. Fair value is estimated using accepted present value techniques that incorporate risks and other uncertainties when determining expected cash flows.

In accordance with the full cost method of accounting under U.S. GAAP, the net carrying value is limited to a standardized measure of discounted future cash flows, before financing and general administrative costs. Where the amount of a ceiling test write down under GAAP differs from the amount of a write down under U.S. GAAP, the charge for depreciation and depletion under U.S. and GAAP will differ in subsequent years.

Under GAAP, depletion charges are calculated by reference to Proved reserves estimated using future prices and estimated future costs. Under U.S. GAAP, depletion charges are calculated by reference to Proved reserves using constant prices.

Under U.S. GAAP PrimeWest recorded a $121.4 million write-down from the carrying value of the property, plant and equipment associated with the U.S. assets and a future income tax recovery of $48.6 million for the year ended December 31, 2006.

2.  Marketable Securities

PrimeWest follows the cost method of accounting for the investment in marketable securities as established by the CICA.  Under this accounting policy, the investment is initially recorded at cost with the corresponding distributions received in excess of earnings recorded as a reduction to the carrying amount of the investment.  Under U.S. GAAP, the marketable securities are considered held for trading and recorded on the balance sheet at fair value.

3. Unit-Based Compensation

PrimeWest adopted FAS Statement No. 123R “Share-Based Payment,” which was effective January 1, 2006, to account for its UARs granted under its LTIP under U.S. GAAP.  PrimeWest used a binominal lattice option-pricing model to calculate the fair value of PrimeWest’s UARs.  In prior periods PrimeWest had been applying the intrinsic method to value its unit-based compensation whereby the value of the UARs was adjusted at the end of each reporting period to reflect the impact of the reinvestment of cumulative distributions and the changes in the trading price of the Trust Units.  The changes in the value of the UAR liability were reflected in G&A on the income statement.

The adoption of FAS 123R allows for the cumulative effect of the change in accounting policy to be booked as a transitional adjustment to net income with no restatement of prior periods.  At January 1, 2006, this resulted in an increase to the UAR liability of $16.3 million.

Under FAS No. 123R, the UARs granted under the LTIP are considered to be liability awards.  The liability is based on the fair value of the UAR at the period end.  Compensation cost for each period is calculated as the change in the fair value of vested rights from one period end to the next.  When UARs are exercised, the liability associated with the UAR is reclassified to mezzanine equity.

A U.S. GAAP difference exists because UARs are considered equity awards for GAAP purposes and the UARs are valued only on the grant date without subsequent remeasurement.  PrimeWest recognizes compensation expense related to the UARs based on the fair value at the grant date amortized over the vesting period of the UARs with the related credit being charged to contributed surplus.  When UARs are exercised, contributed surplus is reduced and the amount is transferred to net capital contributions.

4. Unitholders’ Mezzanine Equity

Under GAAP PrimeWest accounts for all Trust Units and Exchangeable Shares outstanding as permanent equity presented as Net capital contributions under Unitholder’s Equity on the balance sheet. Under U.S. GAAP the Trust Units are valued at their redemption value and presented as mezzanine equity on the consolidated balance sheet. The redemption value of the Trust Units and the Trust Unit equivalent of the Exchangeable Shares is based on the trading value of the Trust Units at each period end date. At December 31, 2006, and 2005, PrimeWest classified $1.7 billion and $2.8 billion, respectively, as mezzanine equity in accordance with U.S. GAAP.  PrimeWest has also recognized a deficit of $0.6 billion for 2006 and $1.6 billion for 2005 resulting from the elimination of the Unitholders’ equity accounts and replacing them with Unitholders’ mezzanine equity at redemption value.  Changes in mezzanine equity in excess of Trust Units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to deficit.

5.  Cumulative Translation Adjustment

A U.S. GAAP difference exists relating to the classification of the cumulative translation account.  The cumulative translation account results from the translation of PrimeWest’s self-sustaining operations into Canadian dollars.  For U.S. GAAP, changes in the cumulative translation account are recognized in comprehensive income.  For GAAP, the cumulative translation adjustment is recognized as a separate component of Unitholder’s equity.

PrimeWest Energy Trust

Audited Financial Statements

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

In June 2006 the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” and must be adopted by the Trust no later than January 1, 2007.  The interpretation prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the company has taken or expects to take in its tax returns.  The new standard requires that a tax benefit be recognized in the books only if it is more likely than not that a tax position will be sustained.  Otherwise, a liability will need to be recorded to reflect the difference between the as-filed tax basis and the book tax basis.  The new standard does not allow a restatement of the comparative prior periods.  The Trust is evaluating the impact of adopting FIN 48.

In February 2006, FAS Statement No. 155 “Accounting for Certain Hybrid Financial Instruments” was issued.  The standard is an amendment to FAS Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” and FAS Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  The statement permits fair value re-measurement for hybrid financial instruments that contain embedded derivatives that would otherwise require bifurcation; clarifies which interest and principal only strips are not subject to Statement 133 requirements; establishes a requirement to evaluate interests in securitized financial assets to identify interests which are hybrid financial instruments containing embedded derivatives requiring bifurcation or are freestanding derivatives; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instruments that pertain to a beneficial interest other than another derivative financial instrument.  The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Trust is currently assessing the impact of the pronouncement on the financial statements.

In September 2006, FAS Statement No. 157 “Fair Value Measurements was issued.  The Statement provides a definition of fair value; establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements.  The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and those interim periods within those fiscal years.  The Trust is currently assessing the impact of the pronouncement on the financial statements.

The following tables set out the significant differences in the consolidated financial statements using U.S. GAAP.

a)

Consolidated Net Income

($ millions, except Unit and per Trust Unit amounts)	2006	2005	2004
Net income under Canadian GAAP	$208.3	$207.5	$105.4
Reverse restatement of unit-based compensation expense
G&A expense	-	-	(5.3)
Future income tax expense	-	-	3.3
Net income under Canadian GAAP as reported	$208.3	$207.5	$103.4
Restatement of future income tax expense related to unit-based compensation	-	-	(3.3)
Adjustments
Depletion, Depreciation & Amortization (note 1)	2.8	17.8	(4.2)
FAS 115 adjustment (note 2)	-	(22.6)	22.6
FAS 133 adjustment	-	-	5.4
Ceiling test writedown (note 1)	(121.4)	-	-
FAS 123R adjustment – change in fair value of incentive plan liability (note 3)	44.6	(52.7)	-
Future income tax recovery /(expense)	47.7	(6.0)	(4.3)
Net income before effect of change in accounting policy	$182.0	$144.0	$119.6
Cumulative effect of change in accounting policy (note 3)	(16.3)	-	–
Net income under U.S. GAAP	$165.7	$144.0	$119.6
Change in cumulative translation adjustment (note 5)	6.2	-	-
Comprehensive income under U.S. GAAP (note 5)	$171.9	$144.0	$119.6

Net income per Trust Unit before cumulative effect of change in accounting policy
Basic	$2.21	$1.90	$2.01
Diluted	$2.20	$1.88	$1.99
Net income per Trust Unit
Basic	$2.01	$1.90	$2.01
Diluted	$2.01	$1.88	$1.99

Weighted average number of trust units outstanding
Basic	82,270,315	75,808,919	59,482,034
Diluted	84,256,835	82,564,410	63,123,709

b) Consolidated Deficit and Accumulated Other Comprehensive Income

	2006
($ millions, except per Trust Unit amounts)	Cdn GAAP	US GAAP
Deficit, beginning of year	$(948.5)	$(1,568.4)
Net income for the year	208.3	165.7
Distributions paid or declared	(305.8)	(305.8)
Change in redemption value (note 4)	-	1,137.1
Deficit, end of year	(1,046.0)	(571.4)

Accumulated other comprehensive income, beginning of year	-	-
Cumulative translation adjustment	-	6.2
Accumulated other comprehensive income, end of year	$-	$6.2

	2005
($ millions, except per Trust Unit amounts)	Cdn GAAP	US GAAP
Deficit, beginning of year	$(879.4)	$(529.6)
Net income for the year	207.5	144.0
Distributions paid or declared	(276.6)	(276.6)
Change in redemption value (note 4)	-	(906.2)
Deficit, end of year	(948.5)	(1,568.4)

Accumulated other comprehensive income, beginning of year	-	-
Cumulative translation adjustment	-	-
Accumulated other comprehensive income, end of year	$-	$-

PrimeWest Energy Trust

Audited Financial Statements

	2004
($ millions, except per Trust Unit amounts)	Cdn GAAP	US GAAP
Deficit, beginning of year	$(555.4)	$(221.6)
Adjustment to Unitholder’s equity at beginning of period to adopt: new oil and gas accounting standard	(233.3)	-
Net income for the year	105.4	119.6
Distributions paid or declared	(196.1)	(196.1)
Change in redemption value (note 4)	-	(231.5)
Deficit, end of year	(879.4)	(529.6)

Accumulated other comprehensive income, beginning of year	-	-
Cumulative translation adjustment	-	-
Accumulated other comprehensive income, end of year	$-	$-

PrimeWest Energy Trust

Audited Financial Statements

c) Consolidated Balance Sheets

	2006		2005
($ millions, except per Trust Unit amounts)	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP
Current assets	$172.2	$172.2	$185.5	$185.5
Future tax asset	-	47.0	-	-
Property, plant & equipment, net (note 1)	2,332.9	2,022.9	1,859.9	1,668.6
Other assets	83.4	83.4	86.5	86.5
	2,588.5	2,325.5	2,131.9	1,940.6
Current liabilities	356.5	356.5	162.4	162.4
Unit appreciation rights liability (note 3)	-	25.4	-	-
Future income tax liability	153.9	101.3	214.8	162.7
Other liabilities	710.9	710.9	394.8	394.8
Mezzanine equity (note 4)	-	1,696.6	-	2,789.1
Net capital contributions (note 4)	2,391.2	-	2,294.3	-
Capital issued but not distributed (note 4)	2.7	-	3.6	-
Convertible unsecured subordinated debentures (note 4)	1.2	-	1.8	-
Contributed surplus (note 3)	11.9	-	8.7	-
Accumulated other comprehensive income (note 5)	-	6.2	-	-
Cumulative translation adjustment (note 5)	6.2	-	-	-
Deficit (note 4)	(1,046.0)	(571.4)	(948.5)	(1,568.4)
	$2,588.5	$2,325.5	$2,131.9	$1,940.6

d) Consolidated Cash Flows

The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP, except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.

FAS 69 SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

The following data supplements oil and natural gas disclosure in the Trust’s MD&A and is provided in accordance with the provisions of FAS 69.

Oil and Natural Gas Reserves

Users of this information should be aware that the process of estimating quantities of “Proved” and “Proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and the Trust’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2006, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of Proved or Proved developed reserves as of that date.

	2006
Results of Oil and Gas Operations ($ millions)	Canada	U.S.	Total
Revenues	$591.0	$25.5	$616.5
Expenses
Production costs	131.6	7.3	138.9
Depreciation, depletion and amortization	221.3	132.3	353.6
Accretion	3.5	0.1	3.6
Tax recovery	(47.5)	(48.1)	(95.6)
	308.9	91.6	400.5
Results of operations from oil and natural gas operations	$282.1	$(66.2)	$216.0
	2005
Results of Oil and Gas Operations ($ millions)	Canada	U.S.	Total
Revenues	$597.1	$-	$597.1
Expenses
Production costs	117.0	-	117.0
Depreciation, depletion and amortization	212.4	-	212.4
Accretion	2.5	-	2.5
Tax recovery	(12.4)	-	(12.4)
	319.5	-	319.5
Results of operations from oil and natural gas operations	$277.6	$-	$277.6

	2004
Results of Oil and Gas Operations ($ millions)	Canada	U.S.	Total
Revenues	$394.6	$-	$394.6
Expenses
Production costs	88.9	-	88.9
Depreciation, depletion and amortization	201.5	-	201.5
Accretion	2.0	-	2.0
Tax recovery	(30.0)	-	(30.0)
	262.4	-	262.4
Results of operations from oil and natural gas operations	$132.2	$-	$132.2

PrimeWest Energy Trust

Audited Financial Statements

	2006
Costs Incurred ($ millions)	Canada	U.S.	Total
Property acquisition costs
Proved properties	$35.5	$334.1	$369.6
Unproved properties	10.3	0.2	10.5
Exploration costs	5.2	0.2	5.4
Development costs	240.1	5.0	245.1
	$291.1	$339.5	$630.6

	2005
Costs Incurred ($ millions)	Canada	U.S.	Total
Property acquisition costs
Proved properties	$2.7	$-	$2.7
Unproved properties	17.6	-	17.6
Exploration costs	8.7	-	8.7
Development costs	165.4	-	165.4
	$194.4	$-	$194.4

	2004
Costs Incurred ($ millions)	Canada	U.S.	Total
Property acquisition costs
Proved properties	$770.5	$-	$770.5
Unproved properties	52.1	-	52.1
Exploration costs	16.0	-	16.0
Development costs	123.6	-	123.6
	$962.2	$-	$962.2

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and natural gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat, and gather and store oil and natural gas, along with an allocation of overhead.

Capitalized Costs ($ millions)	2006	2005	2004
Proved properties	$3,556.8	$2,852.6	$2,599.1
Unproved properties	74.1	88.0	103.9
	3,630.9	2,940.6	2,703.0
Less related accumulated depreciation, depletion and amortization	(1,615.7)	(1,280.2)	(1,010.0)
	$2,015.2	$1,660.4	$1,693.0

PrimeWest Energy Trust

Audited Financial Statements

PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

	2006
	Canada	U.S.		Total
	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)
Opening balance	26,904	410,007	-	-	26,904	410,007
Revision of previous estimates	(762)	(1,219)	-	-	(762)	(1,219)
Purchase of reserves in place	(451)	2,870	16,266	6,949	15,815	9,819
Sale of reserves in place	(2)	(147)	-	-	(2)	(147)
Discoveries and extensions	2,940	56,339	-	-	2,940	56,339
Production	(3,086)	(45,986)	(399)	(206)	(3,485)	(46,192)
Closing Balance	25,543	421,864	15,867	6,743	41,410	428,607

	2005
	Canada		U.S.	Total
	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)
Opening balance	27,799	422,227	-	-	27,799	422,227
Revision of previous estimates	891	992	-	-	891	992
Purchase of reserves in place	-	148	-	-	-	148
Sale of reserves in place	(72)	(1,913)	-	-	(72)	(1,913)
Discoveries and extensions	1,400	38,088	-	-	1,400	38,088
Production	(3,114)	(49,535)	-	-	(3,114)	(49,535)
Closing Balance	26,904	410,007	-	-	26,904	410,007

	2004
	Canada	U.S.		Total
	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil and Natural Gas Liquids (mbbls)	Natural Gas (mmcf)
Opening balance	25,643	272,897	-	-	25,643	272,897
Revision of previous estimates	(806)	2,640	-	-	(806)	2,640
Purchase of reserves in place	6,940	180,914	-	-	6,940	180,914
Sale of reserves in place	(2,120)	(8,027)	-	-	(2,120)	(8,027)
Discoveries and extensions	791	16,018	-	-	791	16,018
Production	(2,649)	(42,215)	-	-	(2,649)	(42,215)
Closing Balance	27,799	422,227	-	-	27,799	422,227

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

The standardized measure for calculating the present value of future net cash flows from Proved oil and natural gas reserves is based on current costs and prices and a ten percent discount factor as prescribed by FAS 69.

Accordingly, the estimated future net cash inflows were computed by applying prevailing selling prices at year end to the estimated future production of Proved reserves. Estimated future expenditures are based on future development costs.

Although these calculations have been prepared according to the standards described above, it should be emphasized that due to the number of assumptions and estimates required in the calculation, the amounts are not indicative of the amount of net revenue that the Trust expects to receive in future years. They are also not indicative of the current value or future earnings that may be realized from the production of Proved reserves, nor should it be assumed that they represent the fair market value of the reserves or of the oil and natural gas properties.

Although the calculations are based on existing economic conditions at each year end, such economic conditions have changed and may continue to change significantly due to events such as the continuing changes in the natural gas market and changes in government policies and regulations. While the calculations are based on the Trust’s understanding of the established FASB guidelines, there are numerous other equally valid assumptions under which these estimates could be made that would produce significantly different results.

	2006
Standardized Measure ($ millions)	Canada	U.S.	Total
Future cash inflows	$4,458.6	$922.0	$5,380.6
Future production costs	(1,650.4)	(298.5)	(1,948.9)
Future development costs	(189.7)	(81.8)	(271.5)
Other related future costs	(47.8)	(14.4)	(62.2)
Future net cash flows	2,570.7	527.3	3,098.0
Discount at 10%	(1,056.4)	(258.1)	(1,314.5)
Standardized measure of discounted future net cash flow related to Proved reserves	$1,514.3	$269.2	$1,783.5

	2005
Standardized Measure ($ millions)	Canada	U.S.	Total
Future cash inflows	$6,072.0	$-	$6,072.0
Future production costs	(1,371.3)	-	(1,371.3)
Future development costs	(123.1)	-	(123.1)
Other related future costs	(40.7)	-	(40.7)
Future net cash flows	4,536.9	-	4,536.9
Discount at 10%	(1,999.1)	-	(1,999.1)
Standardized measure of discounted future net cash flow related to Proved Reserves	$2,537.8	$-	$2,537.8

	2004
Standardized Measure ($ millions)	Canada	U.S.	Total
Future cash inflows	$4,187.1	$-	$4,187.1
Future production costs	(1,186.6)	-	(1,186.6)
Future development costs	(72.0)	-	(72.0)
Other related future costs	(37.1)	-	(37.1)
Future net cash flows	2,891.4	-	2,891.4
Discount at 10%	(1,242.7)	-	(1,242.7)
Standardized measure of discounted future net cash flow related to Proved reserves	$1,648.7	$-	$1,648.7

PrimeWest Energy Trust

Audited Financial Statements

	2006
Summary of Changes in the Standardized Measure During the Year ($ millions)	Canada	U.S.	Total
Sales of oil and natural gas produced, net of production costs	$(426.4)	$(18.2)	$(444.6)
Net change in sales and transfer prices, net of development and production costs	(808.9)	-	(808.9)
Sales of reserves in place	(0.7)	-	(0.7)
Purchases of reserves in place	12.7	268.3	281.0
Extensions, discoveries and improved recovery, less related costs	179.1	-	179.1
Changes in timing of future net cash flows and other	(245.8)	19.1	(226.7)
Revisions of previous quantity estimates	12.7	-	12.7
Accretion of discount	253.8	-	253.8
Net change	(1,023.5)	269.2	(754.3)
Balance at beginning of year	2,537.8	-	2,537.8
Balance at end of year	$1,514.3	$269.2	$1,783.5

	2005
Summary of Changes in the Standardized Measure During the Year ($ millions)	Canada	U.S.	Total
Sales of oil and natural gas produced, net of production costs	$(459.9)	$-	$(459.9)
Net change in sales and transfer prices, net of development and production costs	987.1	-	987.1
Sales of reserves in place	(10.4)	-	(10.4)
Purchases of reserves in place	0.5	-	0.5
Extensions, discoveries and improved recovery, less related costs	223.0	-	223.0
Changes in timing of future net cash flows and other	(12.5)	-	(12.5)
Revisions of previous quantity estimates	(3.6)	-	(3.6)
Accretion of discount	164.9	-	164.9
Net change	889.1	-	889.1
Balance at beginning of year	1,648.7	-	1,648.7
Balance at end of year	$2,537.8	$-	$2,537.8

PrimeWest Energy Trust

Audited Financial Statements

	2004
Summary of Changes in the Standardized Measure During the Year ($ millions)	Canada	U.S.	Total
Sales of oil and natural gas produced, net of production costs	$(312.2)	$-	$(312.2)
Net change in sales and transfer prices, net of development and production costs	144.4	-	144.4
Sales of reserves in place	(54.4)	-	(54.4)
Purchases of reserves in place	630.4	-	630.4
Extensions, discoveries and improved recovery, less related costs	106.7	-	106.7
Changes in timing of future net cash flows and other	37.1	-	37.1
Revisions of previous quantity estimates	4.3	-	4.3
Accretion of discount	99.3	-	99.3
Net change	655.6	-	655.6
Balance at beginning of year	993.1	-	993.1
Balance at end of year	$1,648.7	$-	$1,648.7

TRADING PERFORMANCE

For the Quarter Ended	Dec 31/06	Sep 30/06	Jun 30/06	Mar 31/06	Dec 31/05
TSX Trust Unit Prices (Cdn$ per Trust Unit)
High	$29.21	$35.42	$35.30	$38.14	$37.68
Low	$20.87	$27.33	$30.62	$29.82	$30.55
Close	$21.50	$27.35	$33.50	$32.98	$35.90
Average daily traded volume	391,293	225,732	258,294	249,527	199,849

For the Quarter Ended	Dec 31/06	Sep 30/06	Jun 30/06	Mar 31/06	Dec 31/05
NYSE Trust Unit Prices (US$ per Trust Unit)
High	$25.94	$31.29	$30.91	$32.90	$32.57
Low	$18.03	$24.45	$27.76	$25.25	$25.71
Close	$18.47	$24.64	$29.98	$28.39	$30.92
Average daily traded volume	796,697	441,508	438,995	463,411	480,603